UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For January 28, 3004

Carmanah Technologies Corporation

1304 – 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F   X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes

X

No

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-30052

FOR IMMEDIATE RELEASE	Tuesday, December 16, 2003
(No.2004-01-01)

CARMANAH LIGHTS UP TRUCKEE TAHOE AIRPORT, CA

Newest Solar-powered LED Technology Saves US$272,000

Vancouver, British Columbia, Canada – January 28, 2004 – Carmanah Technologies Corporation (TSX.V: CMH) is pleased to announce that the Truckee Tahoe Airport in California is currently installing 560 units (US$122,000) of Carmanah’s Model 601 solar-powered LED lights.  These lights were purchased in December 2003 for permanent taxiway edge lighting, and it is estimated that the installation will realize over $272,000 in cost savings for the airport.

"Truckee Tahoe joins a rapidly growing list of airports discovering the safety, reliability and cost advantages of solar LED lighting,” states Carmanah’s CEO, Art Aylesworth.  “We spent a significant portion of 2003 educating the market about our technology and proving its viability.  We are confident that 2004 will be a year when the technology is embraced, as we saw with LED marine markers and traffic signals a few years ago.”

In 2003, the Truckee Tahoe Airport District looked to taxiway edge lighting to meet its goal of increased airport safety.  Taxiway edge lights provide better guidance to pilots and reduce the hazard of runway incursions.  An extensive economic analysis found that Carmanah’s solar-powered LED (light-emitting diode) lights, which are completely self-contained and require no external wiring, would save more than US$272,000 over an eight-year period, when compared with a traditional hard-wired system.  With zero operational inputs required, Carmanah lights will save Truckee Tahoe up to $18,000 per year in maintenance and electricity costs alone.  “The savings can be put toward upgrading other infrastructure at the airport”, states Aylesworth.

In addition, the Truckee Tahoe installation will be used as an example by the Federal Aviation Administration (FAA) to assist in developing new lighting guidelines for general aviation airports across the United States.  In the United States, there are approximately 5,000 general aviation (non-commercial) airports similar to Truckee Tahoe and an additional 9,000 private airports.  Only about half of these airports currently have lighting, therefore this market represents a significant opportunity for Carmanah.

Cost-cutting LEDs, which use significantly less electricity and last up to 100 times longer than traditional tungsten halogen airport lights, are just beginning to enter the aviation market in large numbers.  Carmanah officially launched its aviation products less than a year ago, and already has over 5,000 lights installed at airports in 30 countries, including at U.S. military bases in the Middle East, Asia and North America, as well as many international airports such as Chicago O’Hare, Toronto Pearson, Ottawa, Auckland and Milan.

Carmanah’s solar-powered LED lights are immune to electrical grid blackouts.  They turn on and off automatically and operate year round under all environmental conditions at nearly and location in the world.  The key is Carmanah’s MICROSOURCE™ integration technology, a combination of sophisticated, patented micro-electronics and software originally developed for demanding requirements and exacting standards of the marine lighting industry.

Rudolph Schoch, Marketing Manager at Switzerland’s RUAG Aerospace Systems, states: “The quality of Carmanah solar-powered LED lights seems to be outstanding. The experience coming from maritime applications is very much appreciated.  Saltwater, dust and similar factors does not harm or threaten the

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone: (604) 629-0264  Toll Free: 1-866-629-0264  Fax: (604) 682-4768   e-mail: investors@carmanah.com

January 28, 2004

lights’ durability.  I am very impressed with the durability, quality and applications of Carmanah's solar-powered LED aviation lights.”

Carmanah’s line of aviation lights are ideal for temporary and permanent runway, taxiway, apron edge and heli-pad lighting, as well as obstruction, barricade and construction applications.  For more information, please visit: www.solarairportlights.com.

About Carmanah

Carmanah is an award winning alternative energy manufacturer specializing in patented solar-powered LED lighting solutions for the marine, aviation, transit, roadway, railway and industrial worksite markets.  The Company has more than 70,000 units installed in 110 countries.  The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Carmanah Contact: c/o Investor Relations Mr. Praveen Varshney, Director Carmanah Technologies Corporation Tel: (604) 629-0264 Toll-Free: 1-866-629-0264 investors@carmanah.com	AVVA Light Corp.: Mr. Mark Komonoski Carmanah Technologies Corporation Tel: (403) 861-8384 Toll-Free: 1-800-665-3749 markk@avva.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in our Annual Report for the fiscal year ended December 31, 2002, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  These risks and uncertainties are also described under the caption "Risk Factors" in our Annual Information Form dated December 31, 2002, as filed with the British Columbia Securities Commission and which are incorporated herein by reference.  We do not assume any obligation to update the forward-looking information contained in this press release.

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone: (604) 629-0264  Toll Free: 1-866-629-0264  Fax: (604) 682-4768   e-mail: investors@carmanah.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                  Carmanah Technologies Corporation

            (Registrant)

           “Peeyush K. Varshney”

Date: January 28, 3004

                 _____________________________________

          Mr. Peeyush K. Varshney, Corporate Secretary